EXHIBIT 12.3

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - PROGRESS ENERGY
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$1,523	$1,557	$1,579	$1,418	$1,029
Fixed charges	918	788	838	841	872
Total earnings	$2,441	$2,345	$2,417	$2,259	$1,901

Fixed charges:
Interest on debt, including capitalized portions	$851	$717	$738	$732	$772
Estimate of interest within rental expense	67	71	100	109	100
Total fixed charges	$918	$788	$838	$841	$872
Ratio of earnings to fixed charges	2.7	3.0	2.9	2.7	2.2

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.